                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 [NO FEE REQUIRED]

For the fiscal year ended June 30, 2001


                                      OR


[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED]

For the transition period from ______________________ to __________________


Commission file number:
000-16723


    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                               Respironics, Inc.
                            Retirement Savings Plan


    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                               Respironics, Inc.
                              1501 Ardmore Blvd.
                      Pittsburgh, Pennsylvania 15221-4401

                             REQUIRED INFORMATION


The financial statements and related report, prepared in accordance with the financial reporting requirements of ERISA, listed below are furnished for the Respironics, Inc. Retirement Savings Plan (the Plan). The pages referred to are the numbered pages in the Plan's audited financial statements for the years ended June 30, 2001 and 2000.


                                                                   Pages
Report of Independent Auditors                                         1

Audited Financial Statements and Supplemental Schedule               2-8

                                   SIGNATURE


Pursuant to the requirements of the securities exchange act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

                                            RESPIRONICS, INC.
                                            RETIREMENT SAVINGS PLAN


                                            By /s/ James C. Woll
                                               ---------------------------------
                                               James C. Woll Plan Administrator



Dated: November 21, 2001

                               Respironics, Inc.
                            Retirement Savings Plan

                               _________________

                          Annual Report on Form 11-K
                    For the Fiscal Year Ended June 30, 2001

                                 EXHIBIT INDEX


Exhibit No.    Description of Exhibit

     1         Consent of Independent Auditors, filed herewith.

                                                                   Exhibit No. 1


                        Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-16721) pertaining to the Respironics, Inc. Retirement Savings Plan of our report dated November 21, 2001, with respect to the financial statements and schedule of the Respironics, Inc. Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended June 30, 2001.


                                                /s/ Ernst & Young LLP


November 21, 2001
Pittsburgh, Pennsylvania

Audited Financial Statements and Supplemental Schedule

Respironics, Inc. Retirement Savings Plan

Years Ended June 30, 2001 and 2000

With Report of Independent Auditors

Audited Financial Statements and Supplemental Schedule

Respironics, Inc. Retirement Savings Plan

Years Ended June 30, 2001 and 2000

With Report of Independent Auditors

Contents
Report of Independent Auditors...............................................  1

Audited Financial Statements

Statements of Net Assets Available for Benefits..............................  2
Statements of Changes in Net Assets Available for Benefits...................  3
Notes to Financial Statements................................................  4

Supplemental Schedule

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)................  8

                        Report of Independent Auditors

Plan Administrator
Respironics, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Respironics, Inc. Retirement Savings Plan as of June 30, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of June 30, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                             /s/ Ernst & Young LLP

November 21, 2001
Pittsburgh, Pennsylvania

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

RESPIRONICS, INC. RETIREMENT SAVINGS PLAN


                                                       As of June 30
                                                  2001               2000
                                             ----------------------------------
 Investments, at fair value                   $  33,987,897   $     34,455,672

Receivables:

  Participants' contributions                        89,220             70,126

  Employer's contribution                         1,581,454          1,417,503
                                             ----------------------------------
                                                  1,670,674          1,487,629

Liabilities:

  Participants' refunds                              (2,833)           (19,583)
                                             ----------------------------------

Net Assets Available for Benefits             $  35,655,738   $     35,923,718
                                             ==================================

See accompanying notes to the financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

RESPIRONICS, INC. RETIREMENT SAVINGS PLAN

Years Ended June 30, 2001 and 2000



NET ASSETS AT JUNE 30, 1999                                   $  31,457,199

Contributions:
  Participants'                                                   3,412,811
  Employer's:
    Cash                                                          1,348,439
    Stock                                                            69,064

Investment income                                                 1,504,327

Net realized and unrealized appreciation
      in fair value of investments                                1,987,508

Participant withdrawals                                          (3,855,630)
                                                              --------------
          Net increase
              for the year ended June 30, 2000                    4,466,519
                                                              --------------

NET ASSETS AT JUNE 30, 2000                                   $  35,923,718

Contributions:
  Participants'                                               $   3,827,401
  Employer's:
    Cash                                                          1,429,697
    Stock                                                           151,757

Investment income                                                 2,400,669

Net realized and unrealized (depreciation)
      in fair value of investments                               (5,395,959)

Participant withdrawals                                          (2,681,545)
                                                              --------------

          Net decrease
              for the year ended June 30, 2001                     (267,980)
                                                              --------------

NET ASSETS AT JUNE 30, 2001                                   $  35,655,738
                                                              ==============

See accompanying notes to the financial statements.

NOTES TO FINANCIAL STATEMENTS

Respironics, Inc. Retirement Savings Plan

June 30, 2001


NOTE A--SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
-------------------

The accounting records of the Respironics, Inc. Retirement Savings Plan (the "Plan") are maintained on the accrual basis.

Valuation of Investments
------------------------

The fair value of the Plan's investments in registered investment companies are based on quoted redemption values on the last business day of the plan year. Shares of Respironics, Inc. common stock are valued at the last trade price on the last business day of the plan year. Participant loans are valued at their outstanding value, which approximates fair value.

Use of Estimates
----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE B--PLAN DESCRIPTION

The Plan is a defined contribution plan qualifying under Section 401(a) of the
Internal Revenue Code.   The Plan is subject to the provisions of the Employee
Retirement Income Security Act of 1974 (ERISA). The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

Contributions
-------------

Employees of Respironics, Inc. (the "Company"), upon date of hire, are eligible to participate and contribute to the Plan. An employee electing to participate in the Plan (a "participant") may contribute from 1% to 15% of his or her compensation through payroll deductions. The Plan sponsor matches 100% of participant contributions up to a maximum of 3% of the participant's W-2 compensation, as defined by the Plan. The matching contribution is funded in cash among the available investment options and/or Company common stock based upon the election of each participant.

Discretionary contributions may be authorized by the Board of Directors of the Company. The amount of the discretionary contribution shall be determined by the Board of Directors. No discretionary contributions were made during 2001 or 2000.

Investments
-----------

Participants may elect to invest their salary deferral contributions in any one of the available investment funds or may split their contributions among these funds (including investments in Company stock). Individual accounts are established for each plan participant and are credited for participant and Company contributions and an allocation of earnings based on the participant's account balance.

Termination and Vesting
-----------------------

With respect to Company discretionary and matching contributions, a participant vests gradually and becomes fully vested at the end of four years of credited service. Participants who terminate as a result of normal retirement, death or disability become 100% vested at that time regardless of years of credited service. Upon termination of service, participants receive their entire salary deferral contributions and the vested portion of the Company's discretionary and matching contributions through a lump-sum payment at termination or at a future date of their choosing. The remaining non-vested portion of the Company's discretionary and matching contributions are forfeited to the Company, and are available to the Company, to be utilized to offset future years' Company matching contributions.

-----------------------

Participants may elect to withdraw all or a portion of their account without terminating employment with the Company upon reaching age 59-1/2, or under special hardship provisions.

Although the Company expects to continue the Plan indefinitely, it maintains the right to discontinue contributions and terminate the Plan. In the event of a termination of the Plan, each participant would become fully vested and participants' account balances would be distributed accordingly.

Loans
-----

The Plan administrator may authorize a loan to a participant for an amount up to 50% of the vested account balance of the participant. The minimum amount that may be borrowed is $500, and the maximum amount varies with the participant's vested account balance, but cannot exceed $50,000. The Plan Administrator will determine a reasonable rate of interest for each loan upon consideration of the rate of interest then prevailing in the local community for similar loans, currently prime plus 1%. Loans are generally required to be repaid in five years in equal installments; however, the term of the loan may be extended if the intended use of the funds is to acquire a residence.

NOTE C--PLAN INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets:


                                                                           June 30,
                                                                    2001               2000
                                                                 ----------         ----------
          PNC Investment Contract Fund                           $4,068,654         $3,834,564
          Invesco Balanced Profile Fund                           4,170,175          4,660,655
          Blackrock Large Capital Value Equity Fund               5,509,864          4,637,358
          Janus Overseas Fund                                     2,163,060          3,168,165
          Janus Worldwide Fund                                    2,471,319          3,168,940
          Blackrock Select Equity Fund                            3,350,938          4,384,816
          Invesco Dynamics Fund                                   2,687,436          3,355,580
          Respironics, Inc. Common Stock                          4,594,058          2,854,715

All investments are participant directed.

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

                                                    Year Ended June 30,
                                                   2001              2000
                                           -------------------------------------
               Mutual funds                    $(7,183,338)       $1,561,699
               Common stock                      1,761,463           437,156
               US Government Securities             25,916           (11,347)
                                               -----------        ----------
                                               $(5,395,959)       $1,987,508
                                               ===========        ==========

NOTE D--INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service
(IRS) dated November 8, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

NOTE E--TRANSACTIONS WITH PARTIES-IN-INTEREST

All administrative expenses of the Plan are paid by the Company.

SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS (HELD AT END OF YEAR)

RESPIRONICS, INC. RETIREMENT SAVINGS PLAN

EIN 25-1304989 PLAN NO. 001

June 30, 2001


                                                                           Face Value
                           Description                                   Units of Shares           Fair Value
------------------------------------------------------------------       ---------------          ------------
PNC Funds*:
  PNC Investment Contract Fund                                             1,760,940.726           $ 4,068,654
  Blackrock Intermediate Government Bond Fund                                 89,105.014               907,089
  Blackrock Managed Income Fund                                               52,976.343               541,948
  PNC Moderate Profile Fund                                                   22,953.420               396,068
  PNC Balance Profile Fund                                                    22,821.164               439,698
  PNC Growth Profile Fund                                                     38,792.040               771,787
  Blackrock Large Capital Value Equity Fund                                  382,895.335             5,509,864
  Blackrock Select Equity Fund                                               244,594.002             3,350,938
  Blackrock Small Capital Growth Equity Fund                                  65,207.983             1,031,590

Invesco Balanced Profile Fund                                                268,178.456             4,170,175
Invesco Dynamics Fund                                                        143,024.809             2,687,436
Janus Overseas Fund                                                           96,651.473             2,163,060
Janus Worldwide Fund                                                          50,393.949             2,471,319

Respironics, Inc. Common Stock*                                              154,370.239             4,594,058
Respironics Liquidity (Money Market Fund) *                                   38,294.790                38,295
Participant Loans*  (interest rates: 8.00% - 10.5%)                          845,918.340               845,918
                                                                                                   -----------

                                                                                                   $33,987,897
                                                                                                   ===========


* Indicates a party-in-interest.